Impart Media Group, Inc.
1300 North Northlake Way
Seattle, WA 98103-8919
206-633-1852

November 17, 2006

Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Impart Media Group, Inc.
Item 4.02 Form 8-K
Filed November 6, 2006
File No. 0-29107

Dear Mr. Jacobs:

We hereby file by EDGAR transmission this letter dated November 17, 2006 containing our responses to the Staff’s letter furnishing the comments of the Securities and Exchange Commission (the “Commission”) on our Current Report on Form 8-K filed on November 6, 2006 (the “Current Report”). The numbered responses below correspond to the numbered paragraphs of the Staff’s letter.

Responses

1.    As noted in the Current Report, we intend to restate the financial statements included in our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, as filed with the Commission on August 21, 2006 (the “Quarterly Report”), which we intend to include in an amended Quarterly Report on Form 10-QSB/A to be filed with the Commission as soon as practicable (the “Amended Quarterly Report”). In connection with the preparation of our financial statements to be included in our Quarterly Report on Form 10-QSB for the three and nine months ended September 30, 2006 (the “Third Quarter Report”), we discovered an error that resulted in the understatement of our general and administrative expense by approximately $200,000. The restated financials included in the Amended Quarterly Report will reflect these adjustments.

In connection with the restatement of the financial statements being included in the Amended Quarterly Report, we re-evaluated the effectiveness of our disclosure controls and procedures as of the fiscal quarter ended June 30, 2006. Upon such review and evaluation, which included discussions with our accounting and finance personnel and consultation with our independent registered public accountants, we determined that no change was required to our disclosure in Part I, Item 3 of the Quarterly Report, despite our decision to restate the financial statements included therein. We believe that the understatement of general and administrative expense is not indicative of a material weakness in the effectiveness of our disclosure controls and procedures.

Mr. Steven Jacobs
November 17, 2006

The restatement of the Quarterly Report was due to a misinterpretation of the effective date of two contracts involving the issuance of securities in consideration for services. We mistakenly believed that such contracts became effective upon ratification by our board of directors instead of upon the earlier execution by a duly authorized officer. As a result, we did not record the related $200,000 general and administrative expense in the financial statements included in the Quarterly Report. However, during the preparation of the Third Quarter Report, our accounting and finance personnel along with senior management determined that, while board ratification of such contracts occurred in the fiscal quarter ended September 30, 2006, the contracts were, in fact, duly executed and effective during the fiscal quarter ended June 30, 2006 and, thus, should have been recorded in the fiscal quarter ended June 30, 2006. We do not believe these facts and circumstances are indicative of a material weakness in our disclosure controls and procedures as of the fiscal quarter ended June 30, 2006. As a result, we have determined that no amendment to our conclusions with respect to disclosure controls and procedures as set forth in Part I, Item 3 of our Quarterly Report, is necessary.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the Current Report; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Current Report; and (iii) we may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to the comments of the Commission. If the Commission has any questions or further comments with respect to the Current Report, we respectfully request that such comments be directed to the undersigned as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Very truly yours,

/s/Joseph F. Martinez
Joseph F. Martinez
Chief Executive Officer

cc:	Peterson Sullivan PLLC
Pryor Cashman Sherman & Flynn LLP